Schedule A

Trusts and Portfolios Covered by the Amended and Restated Sub-Advisory Agreement

between

Fidelity Management & Research Company LLC

and

Fidelity Management & Research (Japan) Limited

Name of Trust	Name of Portfolio	Type of Fund	Effective Date
Fidelity Advisor Series II	Fidelity Limited Term Securitized Completion Fund	Fixed-Income	03/07/2024
Fidelity Hereford Street Trust	Fidelity Flex Government Money Market Fund	Money Market	03/01/2024
Fidelity Municipal Trust	Fidelity Flex Conservative Income Municipal Bond Fund	Fixed-Income	03/01/2024
Fidelity Salem Street Trust	Fidelity Flex Conservative Income Bond Fund	Fixed-Income	03/01/2024
Fidelity Salem Street Trust	Fidelity Flex U.S. Bond Index Fund	Fixed-Income	03/01/2024

Fidelity Management & Research Company LLC	Fidelity Management & Research (Japan) Limited

By: /s/ Christopher J. Rimmer	By: /s/ Kirk Roland Neureiter
Name: Christopher J. Rimmer	Name: Kirk Roland Neureiter
Title: Treasurer	Title: Director